                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934


                          FOR THE MONTH OF MARCH, 2003


                    CHINA SOUTHERN AIRLINES COMPANY LIMITED
                (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                          BAIYUN INTERNATIONAL AIRPORT
                     GUANGZHOU, PEOPLE'S REPUBLIC OF CHINA
                    (Address of principal executive offices)


            (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


            Form 20-F.       X            Form 40-F.
                       ----------                    ----------



            (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


             Yes                          No       X
                  --------                    --------

            (If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________.)

     China Southern Airlines Company Limited (the "Company") on March 17, 2003 published in two Asian local newspapers its preliminary announcement on the annual results of the Company for the year ended December 31, 2002 (the "Announcement") together with a Notice of Annual General Meeting and on March 19, 2003 distributed to local news services a press release (the "Press Release") showing the highlights of the Announcement. A copy of the Announcement and the Press Release is included in this Form 6-K of the Company.

                          China Daily   March 17, 2003




                    CHINA SOUTHERN AIRLINES COMPANY LIMITED
 (a joint stock limited company incorporated in the People's Republic of China with limited liability)



                        NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the 2002 Annual General Meeting ("AGM") of China Southern Airlines Company Limited (the "Company") will be held at the Company's headquarters at the Guangzhou Baiyun International Airport in the PRC at 9:00 a.m. on Tuesday, May 13, 2003 to consider the following businesses:

1.   To consider and approve the Report of the Directors for the year 2002;

2. To consider and approve the Report of the Supervisory Committee for the year 2002;

3. To consider and approve the audited consolidated financial statements for the year 2002;

4. To consider and approve the reappointment of KPMG as the international auditors and of KPMG Huazhen as the PRC auditors of the Company for the year 2003 and to authorise the Board of Directors to determine the remuneration thereof;

5. To consider and approve the election of directors and resignation of directors, and authorise the Board of Directors to determine the directors' remuneration;

6. To consider and approve the extension of time for the validity period of the resolutions (I) to (VI) passed at the second Extraordinary General Meeting of the Company of 21 May 2002 in relation to the A Share Issue for one year from 21 May 2003;

7. To consider and approve the extension of time for the validity period of the resolution authorizing the Board of Directors to act and deal with all relevant matters for and on behalf of the Company relating to the A Share Issue for 1 year from 21 May 2003; and

8.   To consider other matters, if any.


                                              By Order of the Board of Directors
                                                          Su Liang
                                                     Company Secretary

Guangzhou, the PRC
March 14, 2003

Notes:

1.   Eligibility for Attending the AGM

     Shareholders of the Company who are registered on the registers of shareholders of the Company at the close of business on April 11, 2003 ("Eligible Shareholders") shall have the right to attend the AGM after completing the required registration procedures.

2.   Registration Procedures for Attending the AGM

     (i) Eligible Shareholders intending to attend the AGM either in person or by proxy must deliver to the Company, on or before April 23, 2003, either in person, by post or by fax, a reply slip for attending the AGM.

     (ii) Holders of H shares of the Company who are Eligible Shareholders and intend to attend the AGM and be listed on the distribution list for final dividends must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited ("HKRL"), the registrar of H shares of the Company, at or before 4:00 p.m. on April 11, 2003.

     (iii) The register of H shares of the Company will be closed from April 13, 2003 to May 12, 2003 (both days inclusive), during which period no transfer of H shares will be registered.

     (iv) When attending the AGM, a shareholder or his proxy shall produce proof of identity. If a corporate shareholder appoints its legal representative to attend the meeting, such legal representative shall produce proof of identity together with a notarised copy of the resolution of the Board of Directors or other governing body of such shareholder appointing such legal representative to attend the meeting or letter of authorization.

3.   Appointing Proxies

     (i) An Eligible Shareholder has the right to appoint one or more proxies to attend the AGM and vote on his behalf by completing a form of proxy. A proxy need not be a shareholder.

     (ii) A form of proxy shall be used by an Eligible Shareholder or his attorney to appoint a proxy. If the proxy is appointed by the shareholders's attorney, the power of attorney or other authorisation document(s) authorising such attorney to appoint the proxy must be notarised.

     (iii) To be valid, the notarised power of attorney or other authorisation document(s), together with the proxy form(s), must be delivered, in the case of holders of domestic-invested shares, to the Company and, in the case of holders of H shares, to HKRL, not less than 24 hours before the time designated for the holding of the AGM.

4.   Miscellaneous

     (i) The AGM is expected to last not more than one day. Shareholders who attend shall bear their own travelling and accommodation expenses.

     (ii)      Hong Kong Registrars Limited is located at:

               Room 1901-5 19th Floor
               Hopewell Centre
               183 Queen's Road East
               Hong Kong

     (iii)     The registered address of the Company is:

               Baiyun International Airport
               Guangzhou 510405
               PRC

               Telephone No.: (*86)20-8612 4738
               Facsimile No.: (*86)20-8665 9040
               Website: www.cs-air.com

                                                                          [LOGO]


The Board of Directors of China Southern Airlines Company Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December, 2002, prepared in accordance with International Financial Reporting Standards ("IFRS"), together with the comparative figures for the corresponding period of 2001 as follows:


CONSOLIDATED PROFIT AND LOSS ACCOUNT


                                                                                                                     2002
                                                                                                                    vs 2001
                                                              For the year ended 31 December,                      Increase/
                                                           2002            2001           2002          2002      (decrease)
                                             Note         RMB'000         RMB'000        HK$'000       US$'000        %
Traffic revenue:
Passenger                                                15,695,622      15,055,496     14,791,841    1,896,225       4.3
Cargo and mail                                            1,786,270       1,406,036      1,683,413      215,803      27.0
                                                         ----------      ----------     ----------    ---------
                                                         17,481,892      16,461,532     16,475,254    2,112,028       6.2
Other operating revenue                                     536,728         418,126        505,822       64,843      28.4
                                                         ----------      ----------     ----------    ---------
Total operating revenue                      3           18,018,620      16,879,658     16,981,076    2,176,871       6.7
                                                         ----------      ----------     ----------    ---------
Operating expenses:
Flight operations                                         6,732,543       6,905,628      6,344,871      813,374      (2.5)
Maintenance                                               2,333,419       2,014,579      2,199,057      281,906      15.8
Aircraft and traffic servicing                            2,511,284       2,297,521      2,366,680      303,394       9.3
Promotion and sales                                       1,499,587       1,540,780      1,413,238      181,169      (2.7)
General and administrative                                1,060,010         892,233        998,973      128,062      18.8
Depreciation and amortisation                             1,839,871       1,814,974      1,733,928      222,279       1.4
Other                                                        15,829          13,270         14,918        1,912      19.3
                                                         ----------      ----------     ----------    ---------
Total operating expenses                     5           15,992,543      15,478,985     15,071,665    1,932,096       3.3
                                                         ----------      ----------     ----------    ---------
Operating profit                                          2,026,077       1,400,673      1,909,411      244,775      44.7
                                                         ----------      ----------     ----------    ---------
Non-operating income/(expenses):
Share of associated
  companies' results                                         36,988          53,077         34,858        4,469     (30.3)
Share of jointly controlled
  entities' results                                          (3,352)         (4,034)        (3,159)        (405)    (16.9)
Gain/(loss) on sale of fixed assets          4              170,740         (55,889)       160,908       20,627     405.5
Interest income                                              52,618          49,878         49,588        6,357       5.5
Interest expense                             5             (959,193)       (933,717)      (903,961)    (115,882)      2.7
Exchange (loss)/gain, net                                  (175,451)        296,777       (165,348)     (21,197)   (159.1)
Other, net                                                   (9,328)        (11,509)        (8,789)      (1,127)    (19.0)
                                                         ----------      ----------     ----------    ---------
Total net non-operating expenses                           (886,978)       (605,417)      (835,903)    (107,158)     46.5
                                                         ----------      ----------     ----------    ---------
Profit before taxation and
  minority interests                         5            1,139,099         795,256      1,073,508      137,617      43.2
Taxation                                     6             (398,227)       (320,519)      (375,296)     (48,111)     24.2
                                                         ----------      ----------     ----------    ---------
Profit before minority interests                            740,872         474,737        698,212       89,506      56.1
Minority interests                                         (165,111)       (134,512)      (155,604)     (19,947)     22.7
                                                         ----------      ----------     ----------    ---------
Profit attributable to shareholders                         575,761         340,225        542,608       69,559      69.2
                                                         ==========      ==========     ==========    =========
Basic earnings per share                     7              RMB0.17         RMB0.10        HK$0.16     US$0.021        69.2
                                                         ==========      ==========     ==========    =========

Notes:

1     COMPANY BACKGROUND

      The Company was established in the People's Republic of China (the "PRC", "China" or the "State") on 25 March, 1995 as a joint stock limited company as part of the reorganisation of the Company's holding company, China Southern Air Holding Company ("CSAHC") (formerly named as Southern Airlines (Group)). CSAHC is a state-owned enterprise under the supervision of the PRC central government.

      The Company's H Shares and American Depositary Shares ("ADS") (each ADS representing 50 H Shares) are listed on the Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and the New York Stock Exchange, respectively since July 1997.

2     BASIS OF PREPARATION

      The audited consolidated profit and loss account of the Group for the periods presented include the results of the companies comprising the Group. All significant intercompany transactions and balances have been eliminated on consolidation.

      The principal accounting policies adopted in the preparation of the Group's consolidated results for the 2002 financial year are consistent with those adopted in preparing the Group's consolidated results for the 2001 financial year.

3     TURNOVER

      The Group is principally engaged in the provision of passenger, cargo and mail airline services in the domestic, Hong Kong regional and international markets, with flights operating primarily from the Guangzhou Baiyun International Airport which is both the main hub of the Group's route network and the location of its corporate headquarters.

      Turnover comprises revenues from airline and airline-related businesses and is stated net of sales tax and contributions to the CAAC Infrastructure Development Fund. The breakdown of the Group's turnover and operating profit by geographic region for the year is as follows:

                                            Hong Kong
                             Domestic        regional   *International     Total
                             RMB'000         RMB'000       RMB'000        RMB'000
2002

Traffic revenue             13,197,589      1,118,695      3,165,608     17,481,892
Other operating revenue        485,046             --         51,682        536,728
                            ----------     ----------     ----------     ----------
Total turnover              13,682,635      1,118,695      3,217,290     18,018,620
                            ==========     ==========     ==========     ==========
Operating profit             1,614,975        193,440        217,662      2,026,077
                            ==========     ==========     ==========     ==========

2001

Traffic revenue             12,924,892      1,182,492      2,354,148     16,461,532
Other operating revenue        359,895         58,231             --        418,126
                            ----------     ----------     ----------     ----------
Total turnover              13,284,787      1,240,723      2,354,148     16,879,658
                            ==========     ==========     ==========     ==========
Operating profit             1,090,154        219,686         90,833      1,400,673
                            ==========     ==========     ==========     ==========

      * Mainly routes between the PRC and Asian countries, the United States of America, Netherlands, Australia and Belgium.


4     GAIN/(LOSS) ON SALE OF FIXED ASSETS


      Gain/(loss) on sale of fixed assets represents:

                                              2002       2001
                                     Note   RMB'000     RMB'000
Aircraft                             (a)    199,394      59,855
Staff quarters                       (b)    (17,624)   (110,723)
Flight equipment and others                 (11,030)     (5,021)
                                            -------     -------
                                            170,740     (55,889)
                                            =======     =======

(a) Pursuant to certain sale and leaseback arrangements, the Group sold four Boeing 757-200 aircraft and two Airbus 320-200 aircraft respectively during 2002 and 2001 to independent third parties and then entered into operating leases with such parties to lease back the aircraft for a period of eight to nine years. For the year ended 31 December, 2002, the Group recognised a profit of RMB199,394,000 (2001: RMB59,855,000), being the excess of the sale proceeds which approximated the aircraft's fair value on the date of disposal, over the aircraft's net book value and related disposal costs.

(b) In accordance with a comprehensive services agreement (the "Services Agreement") dated 22 May, 1997 between the Company and CSAHC, CSAHC agrees to provide adequate quarters to eligible employees of the Group as and when required. In return, the Group agrees to pay a fixed annual fee of RMB85,000,000 to CSAHC for a ten-year period effective from 1 January, 1995.


      During 2002 and 2001, the Group provided additional quarters at its own expense to certain employees who are not eligible for quarters pursuant to the Services Agreement. These quarters were provided to the employees in accordance with the relevant PRC housing reform policy. For the year ended 31 December, 2002, the excess of the cost of these additional quarters over the considerations received by the Group from the employees of RMB17,624,000 (2001: RMB110,723,000) was charged to expenses for the year.


5     PROFIT BEFORE TAXATION AND MINORITY INTERESTS

                                                                                  2002            2001
                                                                                 RMB'000         RMB'000
Profit before taxation and minority interests is arrived at after charging:

Operating expenses
Jet fuel                                                                         3,519,005      3,548,860
Aircraft maintenance                                                             2,134,705      1,844,836
Routes                                                                           4,297,767      4,104,870
Depreciation
- owned assets                                                                   1,301,601      1,260,020
- assets held under finance leases                                                 537,692        542,442
Amortisation of deferred expenditure                                                   578         12,512
Operating lease charges
- aircraft and flight equipment                                                  1,416,524      1,912,832
- land and buildings                                                               129,982         91,857
Staff costs
- salaries, wages and welfare                                                    1,538,617      1,272,249
- contributions to retirement schemes                                              131,622         77,833
Office and administration                                                          452,432        472,613
Other                                                                              532,018        338,061
                                                                                ----------     ----------
                                                                                15,992,543     15,478,985

                                  ANNOUNCEMENT


[LOGO]

                    CHINA SOUTHERN AIRLINES COMPANY LIMITED

     (A joint stock limited company incorporated in the People's Republic of
                          China with limited liability)


                              2002 ANNUAL RESULTS


                                                                          2002          2001
                                                                         RMB'000       RMB'000
Interest expense
Interest on bank and other loans wholly repayable within five years      335,953       148,554
Interest on other loans                                                  142,679       169,703
Finance charges on obligations under finance leases                      544,747       620,687
Less: borrowing costs capitalised                                        (64,186)       (5,227)
                                                                        --------      --------
Net interest expense                                                     959,193       933,717
and after crediting:
Aircraft lease income                                                     46,640        65,486
Amortisation of gains on sale and leaseback transactions                   2,579        15,379
Dividend income from unlisted investments                                  7,116         2,704
                                                                        ========      ========

6     Taxation


      Taxation in the consolidated profit and loss account comprises:

                                                    2002       2001
                                                   RMB'000    RMB'000

PRC income tax                                     71,651      37,032
Share of taxation of associated companies and
  jointly controlled entities                       9,424       8,085
                                                  -------     -------
                                                   81,075      45,117
Deferred taxation                                 317,152     275,402
                                                  -------     -------
                                                  398,227     320,519
                                                  =======     =======

      Pursuant to the income tax rules and regulations of the PRC, the Group is liable to PRC income tax at a rate of 33%.

      In respect of the Group's overseas airline activities, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the PRC government and the relevant overseas governments, or has sustained tax losses in these overseas jurisdictions. Accordingly, no provision for overseas tax has been made for the years presented.

      Deferred tax is provided using the balance sheet liability method on all temporary differences between the carrying amounts for financial reporting purposes and the amounts used for taxation purposes, except differences relating to the initial recognition of assets or liabilities which affect neither accounting nor taxable profit/loss. The tax value of losses expected to be available for utilisation against future taxable income is recognised as a deferred tax asset and offset against the deferred tax liability attributable to the same legal tax unit and jurisdiction. Net deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

7     BASIC EARNINGS PER SHARE

      The calculation of basic earnings per share is based on the consolidated profit attributable to shareholders of RMB575,761,000 (2001:
      RMB340,225,000) and the weighted average number of shares in issue during the year of 3,374,178,000 (2001: 3,374,178,000).

8     DIVIDENDS

      No interim dividend was paid during the year ended 31 December, 2002 (2001: Nil).

      The Board of Directors of the Company does not recommend the payment of a final dividend in respect of the year ended 31 December, 2002.

      A final dividend of RMB0.02 per share totaling RMB67,484,000 in respect of the previous financial year was approved and paid during the year.

9     Convenient translation

      The audited consolidated profit and loss account has been prepared in Renminbi (RMB), the national currency of the PRC. Translations of amounts from RMB into Hong Kong dollars (HK$) and United States dollars (US$) solely for the convenience of readers have been made at the rates of HK$1.00 to RMB1.0611 and US$1.00 to RMB8.2773, being the average of the buying and selling rates as quoted by the People's Bank of China at the close of business on 31 December, 2002. No representation is made that the RMB amounts could have been or could be converted into HK$ or US$ at these rates or at any other certain rates on 31 December, 2002 or on any other date.

REVIEW OF OPERATIONS


The following table sets forth certain financial information and operating data by geographic region for the years ended 31 December, 2001 and 2002:


                                                                                                2002
                                                                                                 vs
                                                                                                2001
                                                             For the year ended               Increase/
                                                                 31 December,                 (decrease)
                                                           2002               2001                 %
Traffic
Revenue passenger kilometres (RPK) (million)
- Domestic                                                22,092              19,447              13.6
- Hong Kong regional                                       1,081               1,060               2.0
- International                                            5,767               4,550              26.7
                                                          ------              ------
Total                                                     28,940              25,057              15.5
                                                          ======              ======

Revenue tonne kilometres (RTK) (million)
- Domestic                                                 2,532               2,217              14.2
- Hong Kong regional                                         108                 105               2.9
- International                                              974                 712              36.8
                                                          ------              ------
Total                                                      3,614               3,034              19.1
                                                          ======              ======
Passengers carried (thousand)
- Domestic                                                18,535              16,499              12.3
- Hong Kong regional                                       1,369               1,409              (2.8)
- International                                            1,589               1,213              31.0
                                                          ------              ------
Total                                                     21,493              19,121              12.4
                                                          ======              ======
Cargo and mail carried (thousand tonnes)
- Domestic                                                   404                 348              16.1
- Hong Kong regional                                          14                  14                --
- International                                               52                  36              44.4
                                                          ------              ------
Total                                                        470                 398              18.1
                                                          ======              ======
Capacity
Available seat kilometres (ASK) (million)
- Domestic                                                33,753              31,393               7.5
- Hong Kong regional                                       1,746               1,690               3.3
- International                                            8,746               6,981              25.3
                                                          ------              ------
Total                                                     44,245              40,064              10.4
                                                          ======              ======
Available tonne kilometres (ATK) (million)
- Domestic                                                 3,924               3,622               8.3
- Hong Kong regional                                         193                 185               4.3
- International                                            1,798               1,317              36.5
                                                          ------              ------
Total                                                      5,915               5,124              15.4
                                                          ======              ======
Load factors
Passenger load factor (RPK/ASK) (%)
- Domestic                                                  65.5                61.9               5.8
- Hong Kong regional                                        61.9                62.7              (1.3)
- International                                             65.9                65.2               1.1

Total                                                       65.4                62.5               4.6
                                                          ======              ======
Overall load factor (RTK/ATK) (%)
- Domestic                                                  64.5                61.2               5.4
- Hong Kong regional                                        55.8                56.8              (1.8)
- International                                             54.2                54.1               0.2
                                                            61.1                59.2               3.2
                                                          ======              ======
Yield
Yield per RPK (RMB)
- Domestic                                                  0.55                0.62              (11.3)
- Hong Kong regional                                        0.98                1.06              (7.5)
- International                                             0.42                0.41               2.4
                                                            0.54                0.60              (10.0)
                                                          ======              ======
Yield per RTK (RMB)
- Domestic                                                  5.21                5.83              (10.6)
- Hong Kong regional                                       10.36               11.26              (8.0)
- International                                             3.25                3.31              (1.8)
                                                            4.84                5.43              (10.9)
                                                          ======              ======

                                                                       2002 vs 2001
                                                  For the year ended    Increase/
                                                     31 December        (decrease)
                                                   2002       2001          %
Fleet

Total number of aircraft in service at year end

- Boeing                                              102       91             12.1
- Airbus                                               20       20               --
                                                      ---      ---
Total                                                 122      111              9.9
                                                      ===      ===

Overall utilisation rate (hours per day)
- Boeing                                              9.9      9.2              7.6
- Airbus                                              9.3      8.9              4.5
                                                      9.8      9.1              7.7
                                                      ===      ===
Cost

- Operating cost per ASK (RMB)                       0.36     0.39             (7.7)
                                                     ====     ====
- Operating cost per ATK (RMB)                       2.70     3.02            (10.6)
                                                     ====     ====

The Group recorded a net profit of RMB576 million for 2002, as compared to a net profit of RMB340 million for 2001. The Group's operating revenue increased by RMB1,139 million or 6.7% from RMB16,880 million in 2001 to RMB18,019 million in 2002. Passenger load factor increased by 2.9 percentage points from 62.5% in 2001 to 65.4% in 2002. Passenger yield (in passenger revenue per RPK) decreased by 10.0% from RMB0.60 in 2001 to RMB0.54 in 2002. Average yield (in traffic revenue per RTK) decreased by 10.9% from RMB5.43 in 2001 to RMB4.84 in 2002. Operating expenses increased by RMB514 million or 3.3% from RMB15,479 million in 2001 to RMB15,993 million in 2002. As operating revenue increased more than operating expenses, operating profit increased by 44.7% from RMB1,401 million in 2001 to RMB2,026 million in 2002. The Group's net non-operating expenses increased by 46.5%, from RMB605 million in 2001 to RMB887 million in 2002, mainly due to an unfavourable movement in exchange differences of RMB472 million, partly offset by a gain on disposal of four Boeing 757-200 aircraft of RMB199 million. Overall, the Group's net profit increased by 69.2%, from RMB340 million in 2001 to RMB576 million in 2002.

OPERATING REVENUE


Substantially all of the Group's operating revenue is attributable to its airline operations. Traffic revenue in 2002 and 2001 accounted for 97.0% and 97.5% respectively of total operating revenue. Passenger revenue and, cargo and mail revenue accounted for 89.8% and 10.2% respectively of total traffic revenue in 2002. The balance of the Group's operating revenue is derived from commission income, income from general aviation operations, fees charged for ground services rendered to other Chinese airlines that operate flights in and out of airports in Southern China (including the airports in Guangzhou, Shenzhen, Xiamen and Wuhan), air catering services and aircraft lease income.


Operating revenue increased by 6.7% from RMB16,880 million in 2001 to RMB18,019 million in 2002. This increase was primarily due to a 4.3% rise in passenger revenue from RMB15,055 million in 2001 to RMB15,696 million in 2002 due to higher traffic volume. The total number of passengers carried increased by 12.4% to 21.49 million passengers in 2002. RPKs increased by 15.5% from 25,057 million in 2001 to 28,940 million in 2002, primarily as a result of an increase in passengers carried. However, passenger yield decreased by 10.0% from RMB0.60 in 2001 to RMB0.54 in 2002, mainly as a result of a fall in the average fares resulting from increased competition.


Domestic passenger revenue, which accounted for 78.0% of total passenger revenue in 2002, increased by 1.4% from RMB12,068 million in 2001 to RMB12,234 million in 2002. For the Group's domestic routes, passenger traffic in RPKs increased by 13.6%, while passenger capacity in ASKs increased by 7.5%, resulting in 3.6 percentage points increase in passenger load factor, or an increase of 5.8% from 2001. Passenger yield, however, decreased from RMB0.62 in 2001 to RMB0.55 in 2002 mainly as a result of increased competition among the PRC airlines.


Hong Kong passenger revenue, which accounted for 6.7% of total passenger revenue, decreased by 6.5% from RMB1,128 million in 2001 to RMB1,055 million in 2002. For Hong Kong flights, passenger traffic in RPKs increased by 2.0%, while passenger capacity in ASKs increased by 3.3%, resulting in 0.8 percentage point decrease in passenger load factor, or a decrease of 1.3% from 2001. Passenger yield decreased from RMB1.06 in 2001 to RMB0.98 in 2002 mainly due to slack in traffic volume.

International passenger revenue, which accounted for 15.3% of total passenger revenue, increased by 29.4% from RMB1,860 million in 2001 to RMB2,407 million in 2002. For international flights, passenger traffic in RPKs increased by 26.7%, while passenger capacity in ASKs increased by 25.3%, resulting in a 0.7 percentage point gain in passenger load factor, or an increase of 1.1% from 2001. Passenger yield increased slightly by 2.4% from RMB0.41 in 2001 to RMB0.42 in 2002.

Cargo and mail revenue, which accounted for 10.2% of the Group's total traffic revenue and 9.9% of total operating revenue, increased by 27.0% from RMB1,406 million in 2001 to RMB1,786 million in 2002. The increase was primarily due to the opening of two international cargo routes in 2002.

Other operating revenue increased by 28.4% from RMB418 million in 2001 to RMB537 million in 2002. The increase was primarily due to increase in fees charged for ground services rendered to other Chinese airlines as the traffic volume increased as well as an income from a lease arrangement effected during the year.

OPERATING EXPENSES

Total operating expenses in 2002 amounted to RMB15,993 million, representing an increase of 3.3% or RMB514 million over 2001, primarily due to the combined effect of the growth in operations and increase in maintenance expenses. Total operating expenses as a percentage of total operating revenue decreased from 91.7% in 2001 to 88.76% in 2002 as the increase in operating revenue exceeded the increase in operating expenses.

Flight operation expenses, which accounted for 42.1% of total operating expenses, decreased by 2.5% from RMB6,906 million in 2001 to RMB6,733 million in 2002, mainly due to decrease in fuel costs and operating lease rentals. Fuel costs, which accounted for 52.3% of flight operations expenses decreased by 0.8% from RMB3,549 million in 2001 to RMB3,519 million in 2002 mainly resulting from decreased fuel prices. Operating lease rentals decreased by 25.9% from RMB1,913 million in 2001 to RMB1,417 million in 2002, primarily due to the termination of wet leases of five Boeing 737-300/37K aircraft from Zhongyuan Airlines in January 2002. Catering expenses increased by 12.8% from RMB554 million in 2001 to RMB625 million in 2002, reflecting primarily an increase in number of passengers carried. Aircraft insurance costs increased by 108.1% from RMB123 million in 2001 to RMB256 million in 2002, largely due to a rise in the rates of aircraft insurance premiums subsequent to the 911 incident of the United States. Labour costs for flight personnel increased by 18.9% from RMB657 million in 2001 to RMB781 million in 2002, largely due to an increase in flight hours as well as an increase in bonuses for flight personnel.

Maintenance expenses which accounted for 14.6% of total operating expenses, increased by 15.8% from RMB2,015 million in 2001 to RMB2,333 million in 2002. The increase was primarily attributable to a 15.7% increase in aircraft maintenance and repair charges from RMB1,845 million in 2001 to RMB2,135 million in 2002, mainly as a result of the effect of fleet expansion in recent years and the growth in operations.

Aircraft and traffic servicing expenses, which accounted for 15.7% of total operating expenses, increased by 9.3% from RMB2,298 million in 2001 to RMB2,511 million in 2002. The increase primarily resulted from 9.1% rise in landing and navigation fees from RMB2,157 million in 2001 to RMB2,353 million in 2002, as the number of flights increased.

Promotional and sales expenses, which accounted for 9.4% of total operating expenses, decreased by 2.7% from RMB1,541 million in 2001 to RMB1,500 million in 2002. The decrease was due to 15.9% decrease in sale commissions and bonuses paid to sales agents because of tighter cost controls exercised by the Group.

General and administrative expenses, which accounted for 6.6% of total operating expenses, increased by 18.8% from RMB892 million in 2001 to RMB1,060 million in 2002. This was mainly due to an increase in staff salaries and welfare benefits of 27.8% from RMB439 million in 2001 to RMB561 million in 2002 and increased scale of operations.

Depreciation and amortisation, which accounted for 11.5% of total operating expenses, increased by 1.4% from RMB1,815 million in 2001 to RMB1,840 million in 2002. This was primarily as a result of the additions of aircraft during 2002.

OPERATING PROFIT

Operating profit increased by 44.7% from RMB1,401 million in 2001 to RMB2,026 million in 2002, as operating revenue increased by RMB1,139 million or 6.7% from 2001, while operating expenses increased by RMB514 million or 3.3% over the same period.

NON-OPERATING INCOME/(EXPENSES)

Interest expense increased by 2.7% from RMB934 million in 2001 to RMB959 million in 2002, mainly reflecting the additional bank loans borrowed to finance the acquisitions of aircraft, partly offset by scheduled debt repayments during the year.

Interest income increased by 5.5% from RMB50 million in 2001 to RMB53 million in 2002. This was mainly due to an increase in cash balances.

The Group recognised a net gain on sale of fixed assets of RMB171 million in 2002, mainly resulting from disposal of four Boeing 757-200 aircraft.

During 2002, the Group recorded a net exchange loss of RMB175 million predominantly due to its Japanese yen denominated borrowings as a result of the Japanese yen appreciation. Such amount comprised mostly unrealised translation loss.

TAXATION

The Group is subject to PRC income tax at a rate of 33%.

Taxation expense increased by 24.2% from RMB321 million in 2001 to RMB398 million in 2002, reflecting primarily an increase in profit before taxation. A deferred tax asset of RMB149 million was recognised at 31 December, 2002 in respect of the unrelieved PRC tax losses brought forward from prior years. Such tax losses are available for carry-forward to offset against future PRC taxable profits for a maximum period of 5 years.

MINORITY INTERESTS

Minority interests increased by 22.7% from RMB135 million in 2001 to RMB165 million in 2002, primarily as a result of an increase in net profits of the Group's airline subsidiaries.

LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

As at 31 December, 2002, the Group's borrowings totalled RMB19,275 million, representing an increase of RMB4,326 million from RMB14,949 million last year. Such borrowings were denominated, to a larger extent, in United States dollars and, to a smaller extent, in Japanese yen and Renminbi, with a significant portion being fixed interest rate borrowings. Of such borrowings, RMB6,807 million, RMB2,115 million, RMB2,111 million, RMB2,061 million and RMB6,181 million will be repayable in 2003, 2004, 2005, 2006, 2007 and thereafter respectively. As at 31 December, 2002, cash and cash equivalents of the Group totaling RMB3,771 million, of which 23.7% were denominated in foreign currencies (mainly in United States dollars), increased by 33.8% from RMB2,819 million last year. Net debts (total borrowings net of cash and cash equivalents) increased by 27.8% to RMB15,504 million.

As at 31 December, 2002, the Group's shareholders' equity amounted to RMB9,613 million, representing an increase of RMB391 million from RMB9,222 million last year.

Net debt/equity ratio of the Group at 31 December, 2002 was 1.61 times, as compared to 1.30 times last year.

FINANCIAL RISK MANAGEMENT POLICY

In the normal course of business, the Group is exposed to fluctuations in foreign currencies and jet fuel prices. The Group's exposure to foreign currencies was the result of its having foreign currency debts. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group's results significantly because the Group's foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorised PRC banks.

The Group is required to procure a majority of its jet fuel consumption domestically at PRC spot market prices. There are currently no effective means available to manage the Group's exposure associated with the fluctuations in domestic jet fuel prices.

CHARGES ON ASSETS

As at 31 December, 2002, certain aircraft of the Group with an aggregate carrying value of approximately RMB14,783 million (2001: RMB14,295 million) were pledged as collateral under certain loan and lease agreements.

COMMITMENTS AND CONTINGENCIES

As at December 31, 2002, the Group had capital commitments of approximately RMB9,548 million. Of such amounts, RMB5,876 million is related to the acquisition of aircraft and related flight equipment and RMB3,127 million is related to the Group's facilities and equipment to be constructed and installed at the Guangzhou new airport. The remaining amounts of RMB545 million is related to the Group's other airport and office facilities and equipment, overhaul and maintenance bases and training facilities. The Group's capital expenditures are generally subject to receipt of various approvals of the PRC Government and may be subject to change depending on the timing of such approvals, prevailing market condition, the availability of financing and other relevant factors.

As at 31 December, 2002, the Group was committed to make a capital contribution of approximately RMB60 million and RMB201 million to jointly controlled entity and associated company.

There have been no material changes in the contingent liabilities of the Group subsequent to 31 December, 2001.

DIVIDENDS

The Company does not recommend the declaration of any dividend for the year
2002.

SHARE CAPITAL STRUCTURE

As at 31 December, 2002, the total share capital of the Company was 3,374,178,000 shares, of which approximately 65.2% (2,200,000,000 state-owned shares) is held by China Southern Air Holding Company (formerly named as Southern Airlines Group) ("CSAHC") and approximately 34.8% (1,174,178,000 H shares) is held by Hong Kong and overseas shareholders.

SUBSTANTIAL SHAREHOLDERS

As at 31 December, 2002, the following shareholders had an interest of 10% or more in the Company's shares:


                                                    Approximate Percentage of the
Name                           Number of Shares        Total Number of Shares

CSAHC                      2,200,000,000                                  65.20%
HKSCC Nominees Limited     1,148,129,999                                  34.03%

The following persons have informed the Company that the Company's H shares held by them as at 31 December, 2002 in CCASS's stock accounts of HKSCC Nominees Limited were more than 10% of the total number of H shares issued by the
Company:

                                                    Approximate Percentage of the
Name                          Number of H Shares      Total Number of Shares

The  Hongkong and Shanghai
Banking Corporation Limited          643,649,717                          54.82%
Standard Chartered Bank              154,060,050                          13.12%

Save for the information above, as at 31 December, 2002, the Company is not aware of any interests which are required to be reported pursuant to Section 16(1) of the Securities (Disclosure of Interests) Ordinance (Chapter 369 of the Laws of Hong Kong) (the "SDI Ordinance").

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any shares of the Company during 2002.

USE OF PROCEEDS FROM H SHARE OFFERING

As stated in the 2001 Annual Report of the Company, as of 31 December, 2001, the Company had RMB40 million remaining from the proceeds of the Company's initial public offering. As at 31 December, 2002, the sum of RMB40 million remained unused.

Consistent with the disclosure in the Prospectus of the Company dated
July, 1997, the Company intends to use the remaining proceeds of RMB40 million (held as at 31 December, 2002 as short-term deposits with Southern Airlines Group Finance Company Limited, a PRC authorised financial institution and an associated company of the Group) for various projects including the development of the computerised accounting system.

PRE-EMPTIVE RIGHTS

Neither the Articles of Association of the Company nor the laws of the PRC provide for any pre-emptive rights requiring the Company to offer new shares to existing shareholders in proportion to their existing shareholdings.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Directors of the Company confirm that in the year ended 31 December, 2002, the Group was in compliance with the Code of Best Practice set out in Appendix 14 to the Main Board Listing Rules of the Stock Exchange of Hong Kong Limited ("the Listing Rules") issued by the Hong Kong Stock Exchange.

DIRECTORS, SUPERVISORS AND SENIOR ADMINISTRATIVE OFFICERS

Directors, Supervisors and Senior Administrative Officers of the Company in 2002 were as follows:

Name                    Age   Position

Yan Zhi Qing            60    Chairman of the Board of Directors

Wang Chang Shun         45    Vice Chairman of the Board of Directors; President

Li Feng Hua             53    Director; Vice President

Wang Shao Xi            61    Director

Zhang Rui Ai            61    Director

Zhou Yong Jin           59    Director

Xu Jie Bo               37    Director; Chief Financial Officer

Wu Rong Nan             61    Director

Simon To                51    Independent Non-Executive Director

Peter Lok               66    Independent Non-Executive Director

Wei Ming Hai            38    Independent Non-Executive Director

Liang Hua Fu            61    Chairman of the Supervisory Committee

Gan Yu Hua              74    Supervisor

Li Qi Hong              55    Supervisor

Jiang Ping              52    Vice President

Li Kun                  42    Vice President

Yuan Xin An             46    Vice President

Zheng En Ren            57    Vice President

Yang Guang Hua          49    Vice President

Su Liang                40    Company Secretary


On 12 April, 2002, the Board of Directors by resolutions appointed Mr. Yuan Xin An, Mr. Zheng En Ren and Mr. Yang Guang Hua respectively as vice president of the Company.

On 11 October, 2002, Li Feng Hua resigned as the Director and Vice President of the Company due to work arrangement.

On 14 March, 2003, Mr. Wong Shao Xi and Mr. Zhang Rui Ai tendered their resignations to the Company as Directors of the Company due to retirement, such resignation will take effect after approval at the 2002 Annual General Meeting of the Company.

EQUITY INTERESTS IN THE COMPANY HELD BY THE DIRECTORS AND SUPERVISORS

As at 31 December, 2002, none of the Directors or Supervisors of the Company held any interest in the Company or any associated corporation of the Company, which is required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Section 28 of the SDI Ordinance, or which is required, pursuant to
Section 29 of the SDI Ordinance, to be entered in the register of the Company.

SERVICE CONTRACTS OF THE DIRECTORS AND SUPERVISORS

All Directors and Supervisors of the Company have entered into service contracts with the Company for a term of three years commencing on 16 April, 2001. Except for such service contracts, none of the Directors or Supervisors of the Company has entered or has proposed to enter into any other service contracts with the Company or its subsidiaries. None of the Directors or Supervisors has entered into any service contracts with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

INTERESTS OF THE DIRECTORS AND SUPERVISORS IN CONTRACTS

In 2002, none of the Directors and Supervisors of the Company had a material interest in any contract of significance to which the Company or any of its subsidiaries was a party.

DESIGNATED DEPOSITS AND OVERDUE TIME DEPOSITS

As at 31 December, 2002, the Group's deposits placed with financial institutions or other parties did not include any designated deposits, or overdue time deposits against which the Group failed to receive repayments.

MATERIAL LITIGATION

The Group was not involved in any material litigation or dispute in 2002.


                                              By Order of the Board of Directors
                                                        YAN ZHI QING
                                                    Chairman of the Board of
                                                          Directors

The annual report of the Group for the year ended 31 December, 2002 containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the website of the Hong Kong Stock Exchange in due course


Guangzhou, the PRC
14 March, 2003

                             [CHINA SOUTHERN LOGO]



Attn: Business Editor
[For Immediate Release]


              CHINA SOUTHERN AIRLINES ANNOUNCES 2002 ANNUAL RESULTS

                 NET PROFIT INCREASED BY 69.2% TO RMB576 MILLION

FINANCIAL HIGHLIGHTS:
-     Net profit increased by 69.2% to RMB576 million.
-     Operating revenue increased by 6.7% to RMB18,019 million.
-     Operating profit increased by 44.7% to RMB2,026 million.
-     Basic earnings per share was RMB17 cents. (2001: RMB10 cents)


(Hong Kong, 16 March 2003) - China Southern Airlines Company Limited ("China Southern Airlines" or the "Company") together with its subsidiaries (collectively, the "Group") announced the audited consolidated results of the Group for the year ended 31 December 2002 ("the Year"), prepared in accordance with International Financial Reporting Standards ("IFRS"). The Group's net profit increased by 69.2% to RMB576 million; operating revenue increased by 6.7% to RMB18,019 million; operating profit increased by 44.7% to RMB2,026 million. Basic earnings per share was RMB17 cents in 2002 as compared with RMB10 cents in 2001. The Board of Directors of the Company did not recommend any final dividend for year 2002.

The Group's operating revenue was mainly derived from passenger traffic and cargo and mail traffic. During the Year, the Group's passenger revenue increased by 4.3% from RMB15,055 million in 2001 to RMB15,696 million in 2002. The total number of passengers carried increased by 12.4% to 21.49 million passengers. Revenue passenger kilometres ("RPK") increased by 15.5% to RMB28,940 million; however, passenger yield decreased by 10.0% to RMB0.54 in 2002, mainly as a result of a fall in average fares resulted from increased competition. Cargo and mail revenue increased by 27.0% from RMB1,406 million in 2001 to RMB1,786 million in 2002. The increase was primarily due to the opening of two international cargo routes in 2002.

The Group's total operating expenses in 2002 amounted to RMB15,993 million, representing an increase of 3.3%. Flight operation expenses, which accounted for 42.1% of total operating expenses, decreased by 2.5% to RMB6,733 million in 2002, mainly due to decrease in fuel costs and operating lease rentals. During the Year, fuel costs decreased by 0.8% to RMB3,519 million; operating lease rentals decreased by 25.9% to RMB1,417 million, primarily due to the termination of wet leases of five Boeing 737-300/37K aircraft from Zhongyuan Airlines in January 2002.

China Southern Airlines Announces 2002 Annual Results...P.2



The Company's Chairman Mr. Yan Zhi Qing said, "During the Year, with the PRC Government's continuing measures to maintain the momentum of economic growth, the PRC aviation market continued to show steady improvement, as evidenced by a rise in passenger load factor of the Group. In 2002, with the help of our hardworking staff, the Company recorded a traffic volume of over 20 million passengers, and is expected to rank among the world's top 20 passenger airlines. Although passenger yield has decreased due to intense competition in the domestic airline industry, the Group imposed stringent cost controls and managed to record a significant overall operating profit growth."

Regarding the official establishment of China Southern Air Holding Company by China Southern Airlines' parent company Southern Airlines (Group) jointly with China Northern Airlines ("Northern Airlines") and Xinjiang Airlines, Mr. Yan said, "Currently, we are preparing for the injection of the airline businesses of Northern Airlines and Xinjiang Airlines into our listed company to achieve economies of scale and enhance the competitiveness of our core business. We have already entered into revenue sharing agreements with Northern Airlines and Xinjiang Airlines on jointly operated routes. Since 1 January 2003, the three airlines have also started a code sharing arrangement, whereby the flight code of CZ is used for the three airlines' domestic flights. The arrangement is operating very smoothly at the moment."

"Looking forward, 2003 will be a year of opportunities and challenges for the PRC aviation industry. The airline assets restructuring of the Group is expected to provide us with opportunities for network expansion and increase in market shares. Our objectives are to crystallize development vision for an enterprise born from joint restructuring, and to integrate the vision into a pragmatic and innovative corporate culture for our new China Southern Airlines, and to enhance our overall management quality and to achieve economies of scale at the same time. This is the goal towards which the Group will strive incessantly." Mr. Yan concluded.

The Group continues to rank first among Chinese airlines in terms of volume of passenger traffic, number of scheduled flights per week, number of hours flown, number of routes and size of aircraft fleet. As at 31 December 2002, the Group operated 349 routes, of which 286 were domestic routes, 20 were Hong Kong routes, and 43 were international routes. As at 31 December 2002, the Group operated 122 aircraft, of which 102 were Boeing and 20 were Airbus aircraft.

                                     -ENDS-

Encl. Audited Consolidated Profit and Loss Account

For enquiries, please contact:

Mr. Su Liang                                     Ms. Christy Lai / Ms. Edith Lui
China Southern Airlines Company Limited          Rikes Communications Limited
Tel:  (8620) 8621 4738                           Tel: (852) 2520 2201
Fax:  (8620) 8665 9040                           Fax: (852) 2520 2241
E-mail: IR.CZ@cs-air.com

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                  Audited Consolidated Profit and Loss Account
                       For the Year ended 31 December 2002
        (in accordance with International Financial Reporting Standards)

                                         2002          2001         2002           2002
                                                                                VS 2001
                                                                              INCREASE/
                                      RMB'000       RMB'000      HK$'000     (DECREASE)%
Traffic revenue:
      Passenger                    15,695,622    15,055,496   14,791,841            4.3
      Cargo and Mail                1,786,270     1,406,036    1,683,413           27.0
                                   -------------------------------------
                                   17,481,892    16,461,532   16,475,254            6.2
Other operating revenue               536,728       418,126      505,822           28.4
                                   -------------------------------------

Total operating revenue            18,018,620    16,879,658   16,981,076            6.7
                                   -------------------------------------

Operating expenses:
      Flight operations             6,732,543     6,905,628    6,344,871           (2.5)
      Maintenance                   2,333,419     2,014,579    2,199,057           15.8
      Aircraft and traffic
       servicing                    2,511,284     2,297,521    2,366,680            9.3
      Promotion and sales           1,499,587     1,540,780    1,413,238           (2.7)
      General and administrative    1,060,010       892,233      998,973           18.8
      Depreciation and
       amortisation                 1,839,871     1,814,974    1,733,928            1.4
      Other                            15,829        13,270       14,918           19.3
                                   -------------------------------------

Total operating expenses           15,992,543    15,478,985   15,071,665            3.3
                                   -------------------------------------

Operating profit                    2,026,077     1,400,673    1,909,411           44.7
                                   -------------------------------------

Non-operating income /
(expenses):
      Share of associated
       companies' results              36,988        53,077       34,858          (30.3)
      Share of jointly controlled
       entities' results               (3,352)       (4,034)      (3,159)         (16.9)
      Gain / (loss) on sale of
       fixed assets                   170,740       (55,889)     160,908          405.5
      Interest income                  52,618        49,878       49,588            5.5
      Interest expense               (959,193)     (933,717)    (903,961)           2.7
      Exchange (loss) /gain, net     (175,451)      296,777     (165,348)        (159.1)
      Other, net                       (9,328)      (11,509)      (8,789)         (19.0)
                                   -------------------------------------

Total net non-operating expenses     (886,978)     (605,417)    (835,903)          46.5
                                   -------------------------------------
Profit before taxation and
minority interests                  1,139,099       795,256    1,073,508           43.2
Taxation                             (398,227)     (320,519)    (375,296)          24.2
                                   -------------------------------------

Profit before minority interests      740,872       474,737      698,212           56.1
Minority interests                   (165,111)     (134,512)    (155,604)          22.7
                                   -------------------------------------

Profit attributable to
shareholders                          575,761       340,225      542,608           69.2
                                   -------------------------------------

Basic earnings per share              RMB0.17       RMB0.10      HK$0.16           69.2
                                   -------------------------------------

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         CHINA SOUTHERN AIRLINES COMPANY LIMITED


                                                   /s/ Su Liang
                                         By ------------------------------------
                                            Name:   Su Liang
                                            Title:  Company Secretary


Date: March 19, 2003